UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D. C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. 3)
                 SANTA ANITA REALTY ENTERPRISES, INC.
                    SANTA ANITA OPERATING COMPANY
 --------------------------------------------------------------------
                             (Name of Issuer)



                COMMON STOCK, PAR VALUE $.10 PER SHARE
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                      (Title of Class of Securities)



                               8012 09206
                               8012 12101
                   ----------------------------------
                              (CUSIP Number)



                          ABRAHAM D. GOSMAN
                              MEDITRUST
                    MEDITRUST ACQUISITION COMPANY
                           197 FIRST AVENUE
                   NEEDHAM HEIGHTS, MA   02194-9127
                            (617) 433-6000
----------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive

                        Notices and Communications)



                           SEPTEMBER 23, 1997
                   ----------------------------------
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



   1   NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MEDITRUST

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Do Not   (a) [  ]
       Type In This Cell                                         (b) [  ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS
         WC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Massachusetts

  NUMBER OF   7  SOLE VOTING POWER

    SHARES          0

BENEFICIALLY  8  SHARED VOTING POWER

   OWNED BY         1,255,076

              9  SOLE DISPOSITIVE POWER
     EACH

  REPORTING

    PERSON          0

     WITH    10  SHARED DISPOSITIVE POWER
                    1,255,076

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,255,076

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
                                                                 [  ]
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%  (SEE ITEM 5)

  14   TYPE OF REPORTING PERSON
         MASSACHUSETTS BUSINESS TRUST (00)


   1   NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          MEDITRUST ACQUISITION COMPANY

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [  ]

                                                                 (b) [  ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS
         AF

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Massachusetts

  NUMBER OF   7  SOLE VOTING POWER

    SHARES          0

BENEFICIALLY  8  SHARED VOTING POWER

   OWNED BY         1,255,076

     EACH     9  SOLE DISPOSITIVE POWER

  REPORTING

    PERSON          0

     WITH    10  SHARED DISPOSITIVE POWER

                    1,255,076

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,255,076

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 [  ]
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%  (SEE ITEM 5)

  14   TYPE OF REPORTING PERSON

         MASSACHUSETTS BUSINESS TRUST (00)


          This Amendment No. 3 hereby amends and supplements the Statement on Schedule 13D filed by Meditrust on April 23, 1997, as amended by a filing made by Meditrust on May 19, 1997 and by a filing made by Meditrust and Meditrust Acquisition Company ("New MAC"), a wholly-owned subsidiary of Meditrust, on June 20, 1997 (the Schedule 13D as filed on April 23, 1997 being referred to as the "Original 13D," and the Original 13D as amended being referred to as the "Amended 13D"), in respect of the Common Stock, par value $.10 per share of Santa Anita Realty Enterprises, Inc. ("Realty") and Santa Anita Operating Company ("Operating" and, together with Realty, "Santa Anita"). This Amendment No. 3 is being filed to report the purchase by New MAC, on September 23, 1997, of 1,255,076 paired shares of Common Stock, par value $.10 per share of Santa Anita ("Paired Shares"), in satisfaction of MAC's obligation under the Third Amended and Restated Agreement and Plan of Merger, dated as of April 13, 1997, between Santa Anita, Meditrust and New MAC (the "Third Amended Agreement").1

ITEM 3.   SOURCE AND USES OF FUNDS

          Item 3 of the Amended 13D is hereby supplemented with the following paragraph:

          As more fully described in Item 4 below, on September 23, 1997, in satisfaction of its obligation under the Third Amended Agreement, New MAC purchased from Santa Anita 1,255,076 Paired Shares, at $31.00 per Paired Share, for an aggregate purchase price of $38,907,356. The funds with which New MAC purchased the Paired Shares were transferred by Meditrust to New MAC pursuant to the terms of the Third Amended Agreement. Such funds were from Meditrust's available working capital.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Amended 13D is hereby amended and supplemented with the following paragraph:

          The Third Amended Agreement requires that, prior to the record date (the "Record Date") for the Santa Anita shareholder meetings (the "Santa Anita Shareholders' Meetings") called for the purpose of approving the mergers contemplated by such Agreement, New MAC purchase from Santa Anita, at $31.00 per Paired Share, such number of Paired Shares that would result in New MAC and Meditrust owning, in the aggregate, pursuant to the constructive ownership rules of the Internal Revenue Code of 1986, as amended, 9.8% of the number of Paired Shares issued and outstanding immediately after the consummation of such purchase. On September 23, 1997, Santa Anita set October 3, 1997 as the Record Date for the Santa Anita Shareholders'

______________________________

1 The Third Amended Agreement, which was executed on September 19, 1997, contains certain technical amendments to Second Amended and Restated Merger Agreement, which is described in the amendment to the Original 13D filed on June 20, 1997.


     Meetings scheduled to be held on November 5, 1997 and, in satisfaction of its obligation under the Third Amended Agreement, New MAC purchased from Santa Anita 1,255,076 Paired Shares, at $31.00 per Paired Share, for an aggregate purchase price of $38,907,356.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the Amended 13D is hereby amended and restated in its entirety as follows:

          (a) As of September 24, 1997, New MAC beneficially owned, and Meditrust, by reason of the ownership by New MAC of Paired Shares, may be deemed to beneficially own, 1,255,076 shares of the issued and outstanding shares of Common Stock, par value $.10 per share, of Realty ("Realty Common Stock"), or approximately 9.6% of the issued and outstanding Realty Common Stock, and 1,255,076 shares of Common Stock, par value $.10 per share, of Operating ("Operating Common Stock"), or approximately 9.7% of the issued and outstanding Operating Common Stock.

          Other than as described herein, neither Meditrust, New MAC nor, to the best of Meditrust's and New MAC's knowledge, any of the individuals named in Schedule I of the Original 13D currently owns any shares of Realty Common Stock or Operating Common Stock.

          (b) As of September 24, 1997, New MAC and Meditrust shared the power to vote in respect of, and direct the disposition of, the 1,255,076 Paired Shares held by New MAC.

          To the best of Meditrust's and New MAC's knowledge, except in their capacity as officers and directors of Meditrust and/or New MAC, as applicable, none of the individuals named in Schedule I of the Original 13D currently has the power to vote in respect of, or direct the disposition of, any shares of Realty Common Stock or Operating Common Stock.

          (c) Other than as described herein, neither Meditrust, New MAC nor, to the best of New MAC's and Meditrust's knowledge, any of the individuals named in Schedule I of the Original 13D has effected any transaction in the Realty Common Stock or Operating Common Stock during the past 60 days.

          (d)  Inapplicable

          (e)  Inapplicable

______________________________

2 These percentages are based on there being 13,057,201 shares of Realty Common Stock, and 13,006,900 shares of Operating Common Stock, issued and outstanding as of September 23, 1997. As of September 24, 1994, New MAC held 9.7% (rather than 9.8%) of the issued and outstanding Paired Shares by reason of the fact that Santa Anita issued additional Paired Shares after the consummation on September 24, 1997 of New MAC's purchase of Paired Shares.


                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 25, 1997         MEDITRUST

                         By:  \s\ Michael S. Benjamin
                              -----------------------------------
                              Name:  Michael S. Benjamin
                              Title: Senior Vice President and Secretary


                              MEDITRUST ACQUISITION COMPANY

                         By:  \s\ Michael S. Benjamin
                              -----------------------------------
                              Name:  Michael S. Benjamin
                              Title: Secretary